                                                FILED PURSUANT TO RULE 424(b)(4)
                                                      REGISTRATION NO. 033-63727
                                                                       033-64257


                                1,550,000 SHARES

                                [WOLVERINE LOGO]

                                  COMMON STOCK

     All of the 1,550,000 shares of Common Stock offered hereby are being sold by Wolverine World Wide, Inc. (the "Company").

     The Common Stock is listed on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "WWW." On November 14, 1995, the last sale price of the Common Stock as reported on the New York Stock Exchange was $30.00 per share. See "Price Range of Common Stock and Dividends."

      SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

                                                          Underwriting
                                          Price          Discounts and       Proceeds to
                                        to Public        Commissions(1)       Company(2)
-------------------------------------------------------------------------------------------
Per Share.........................       $29.875             $1.49             $28.385
Total(3)..........................     $46,306,250         $2,309,500        $43,996,750
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting expenses payable by the Company estimated at $350,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 232,500 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to Public will total $53,252,187, the Underwriting Discounts and Commissions will total $2,655,925 and the Proceeds to Company will total $50,596,262. See "Underwriting."

     The shares of Common Stock are offered by the Underwriters named herein when, as and if delivered to and accepted by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that delivery of certificates representing the shares will be made against payment therefor at the office of Montgomery Securities on or about November 20, 1995.

                            ------------------------

MONTGOMERY SECURITIES
                      GERARD KLAUER MATTISON & CO., LLC

                               November 15, 1995

                            THE HUSH PUPPIES COMPANY

                    [PHOTOGRAPHS OF PRODUCT ADVERTISEMENTS]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, THE PACIFIC STOCK EXCHANGE, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     Caterpillar(R), CAT Design(R) and Walking Machines(R) are registered trademarks of Caterpillar Inc. Coleman(R) and Coleman and Lantern Design(R) are registered trademarks of The Coleman Company, Inc. Gortex(R) is a registered trademark of W.L. Gore & Associates, Inc. Thinsulate(R) is a registered trademark of 3M Company.

                            WOLVERINE FOOTWEAR GROUP

                    [PHOTOGRAPHS OF PRODUCT ADVERTISEMENTS]

                                  [LOGO - CAT]

                              [LOGO - CATERPILLAR]

                       [LOGO - WOLVERINE BOOTS AND SHOES]

                                [LOGO - COLEMAN]

                         [LOGO - WOLVERINE WILDERNESS]

                                 [LOGO - BATES]

                          TRU-STITCH FOOTWEAR DIVISION

                    [PHOTOGRAPHS OF PRODUCT ADVERTISEMENTS]

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices in New York (7 World Trade Center, Suite 1300, New York, New York 10048) and Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661). Copies of such material can also be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Stock is listed for trading on the New York Stock Exchange and the Pacific Stock Exchange. Such reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange (20 Broad Street, New York, New York 10005) and the Pacific Stock Exchange (115 Sansome Street, 2nd Floor, San Francisco, California 94104).

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits filed or to be filed in connection therewith, the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. This Prospectus, which is a part of the Registration Statement, does not contain all of the information in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained herein as to the contents of any document are necessarily summaries of such document and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement, and each such statement is qualified in all respects by such reference. The Registration Statement may be inspected and copied at the places set forth above.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following reports, which were filed by the Company with the Commission under the Exchange Act, are incorporated in this Prospectus by reference: (1) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994; (2) the Company's Quarterly Report on Form 10-Q for the twelve-week accounting period ended March 25, 1995; (3) the Company's Quarterly Report on Form 10-Q for the twelve-week accounting period ended June 17, 1995; (4) the Company's Quarterly Report on Form 10-Q for the twelve-week accounting period ended September 9, 1995; and (5) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, dated April 25, 1986, and the description of the Preferred Stock Purchase Rights associated with each share of Common Stock contained in the Company's Registration Statement on Form 8-A, dated May 8, 1987, including any amendments filed for the purpose of updating such descriptions.

     Each document filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing of the document. See "Available Information." Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request, a copy of any and all of the information incorporated in this Prospectus by reference (other than exhibits to such information which are not specifically incorporated by reference in such information). Requests for such information should be directed to Blake W. Krueger, General Counsel and Secretary, Wolverine World Wide, Inc., 900 Old Kent Building, 111 Lyon Street, N.W., Grand Rapids, Michigan 49503-2489; telephone: (616) 752-2133.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, financial statements and notes thereto, and financial data appearing elsewhere or incorporated by reference in this Prospectus. Unless otherwise noted, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option and (ii) gives retroactive effect to three-for-two stock splits of the Common Stock effected as stock dividends on each of March 21, 1994 and May 1, 1995. The Company's fiscal year ends on the Saturday closest to December 31.

                                  THE COMPANY

     The Company is a leading designer, manufacturer and marketer of a broad line of quality comfortable casual shoes, rugged outdoor and work footwear, and constructed slippers and moccasins. Consumers on six continents purchased more than 26 million pairs of Company branded footwear during fiscal 1994, making the Company a global leader among U.S. shoe companies in the marketing of branded non-athletic footwear. The Company's products generally feature contemporary styling with patented technologies designed to provide maximum comfort. The products are marketed throughout the world under widely recognized brand names, including Hush Puppies(R), Wolverine(R), Bates(R), Caterpillar(R) and Coleman(R). The Company believes that its primary competitive strengths are its well recognized brand names, broad range of comfortable footwear, patented comfort technologies, distribution through numerous channels and diversified manufacturing base.

     The Company's footwear is sold under a variety of brand names designed to appeal to most consumers of non-athletic footwear at numerous price points. The Company's footwear products are organized under three operating divisions: (i) The Hush Puppies Company, focusing on comfortable casual shoes, (ii) the Wolverine Footwear Group, focusing on work, outdoor and lifestyle boots and shoes and (iii) the Tru-Stitch Footwear Division, focusing on slippers and moccasins under private labels for third party retailers. The Company's footwear is distributed domestically to approximately 30,000 department store, footwear chain, catalog, specialty retailer and mass merchant accounts, as well as 63 Company-owned retail stores as of September 9, 1995. The Company's products are distributed worldwide through approximately 80 licensees and distributors in over 90 countries. Approximately one half of the Company's earnings from continuing operations before income taxes is derived from foreign licensing and distribution arrangements.

     The Company, which was organized in 1906 as the successor to a footwear business established in 1883, began to refocus its marketing, footwear design and manufacturing strategy in 1992. As a result, global sales of the Company's brands of footwear increased from approximately 18 million pairs in fiscal 1992 to approximately 26 million pairs in fiscal 1994. In addition, in fiscal 1994, net sales and other operating income increased by 17.1% to $378.5 million and net income increased by 44.4% to $16.6 million, compared to fiscal 1993.

     Over the past three years, the Company has repositioned its manufacturing capabilities to add the flexibility necessary to respond to product demand on a timely and cost effective basis. The Company minimizes capital expenditures and maximizes quality and manufacturing flexibility by using a combination of its own facilities and third party foreign manufacturing. The Company also owns and operates a pigskin tannery, which it believes provides a strategic advantage for the Company by providing leather using proprietary technology at prices below those available from other sources.

     The Company is a Delaware corporation. The Company's principal executive offices are located at 9341 Courtland Drive, N.E., Rockford, Michigan 49351. Its telephone number is (616) 866-5500.

                                  THE OFFERING

Common Stock offered by the Company..........    1,550,000 shares
Common Stock to be outstanding after
  completion of this offering................    17,994,346 shares(1)
Use of Proceeds..............................    To repay outstanding indebtedness and for
                                                 general corporate purposes, including
                                                 possible future acquisitions.
New York Stock Exchange and Pacific Stock
  Exchange Trading Symbol....................    WWW

-------------------------
(1) Excludes as of September 9, 1995 (a) 1,028,542 shares of Common Stock issuable upon the exercise of outstanding stock options and (b) 180,499 shares reserved for future issuance under the Company's equity-based compensation plans. Also excludes 750,000 shares available for future issuance under the Company's 1995 Stock Incentive Plan.

                     SUMMARY CONSOLIDATED FINANCIAL DATA(1)
                     (In thousands, except per share data)

                                                                                                 THIRTY-SIX WEEKS
                                                                                                      ENDED
                                                                                              ----------------------
                                                           FISCAL YEAR                         SEPT.
                                       ----------------------------------------------------     10,       SEPT. 9,
                                         1990       1991       1992       1993       1994       1994        1995
                                       --------   --------   --------   --------   --------   --------   -----------
                                                                                                   (UNAUDITED)
STATEMENT OF OPERATIONS DATA
Net sales and other operating
  income.............................  $284,274   $271,622   $282,863   $323,315   $378,473   $237,995    $ 263,080
Cost of products sold................   199,392    186,309    198,129    227,026    258,818    165,562      184,049
Selling and administrative
  expenses...........................    72,397     70,614     72,447     76,543     90,297     57,874       60,138
Operating income.....................    12,485     14,699     12,287     19,746     29,358     14,559       18,893
Restructuring and litigation costs...    16,200      7,500      2,700         --         --         --           --
Earnings (loss) from continuing
  operations(2)......................    (4,644)     4,563      4,699     11,754     18,050      7,611       11,601
Net earnings (loss)..................  $ (5,721)  $  3,250   $(10,941)  $ 11,492   $ 16,598   $  7,362    $  11,601
Primary earnings (loss) per share
  from continuing operations(2)......     $(.31)      $.31       $.32       $.75      $1.10       $.47         $.69
Weighted average number of shares
  used for computing earnings (loss)
  per share..........................    15,001     14,735     14,912     15,717     16,358     16,323       16,819

                                                                                      AT SEPT. 9, 1995
                                                                                   -----------------------
                                                                                                   AS
                                                                                    ACTUAL     ADJUSTED(3)
                                                                                   --------    -----------
                                                                                         (UNAUDITED)
BALANCE SHEET DATA
Working capital.................................................................   $173,483     $ 173,483
Total assets....................................................................    276,433       276,433
Short-term borrowings, including current maturities.............................      3,056         3,056
Long-term borrowings, less current maturities...................................     80,700        37,053
Stockholders' equity............................................................    144,958       188,605

-------------------------
(1) The Company's fiscal year ends on the Saturday closest to December 31, resulting in some fiscal years including operating results for 53 weeks instead of the 52 weeks included for most fiscal years. References to fiscal years by date refer to the fiscal year that includes a majority of the days of that calendar year; for example, "fiscal 1993" began on January 3, 1993 and ended on January 1, 1994. Financial data for fiscal 1992 reflects results for 53 weeks of operations. The Company's fiscal year is divided into four accounting periods. The first three accounting periods of each year contain 12 weeks. The final accounting period of each year contains 16 or 17 weeks. Although there is a difference in the number of weeks in each accounting period, the Company generally refers to each accounting period as a "quarter."

(2) The results from continuing operations exclude discontinued operations and are before the cumulative effect of accounting changes.

(3) As adjusted to reflect the sale of the 1,550,000 shares of Common Stock offered hereby and the application of the net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     In addition to the other information contained or incorporated by reference in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby.

     Impact of Consumer Spending. The success of the Company's operations depends to a significant extent upon a number of factors affecting disposable consumer income, both domestic and foreign, including economic conditions and factors such as employment, business conditions, interest rates and taxation. There can be no assurance that the Company's business, results of operations and financial condition will not be adversely affected by changes in consumer spending or economic conditions.

     Competition; Changes in Consumer Preferences. The Company competes with numerous other manufacturers and importers of footwear, some of which are larger and have greater resources than the Company. Product performance and quality, including technological improvements, product identity, competitive pricing and the ability to adapt to style changes are all important elements of competition in the footwear industry. The footwear industry in general is subject to changes in consumer preferences. The Company strives to maintain and improve its competitive position through promotion of brand awareness, manufacturing efficiencies, its tannery operations, and the style, comfort and value of its products. Future sales by the Company will be affected by its continued ability to sell its products at competitive prices and to meet shifts in consumer preferences.

     Inventory Management. The Company's ability to manage its inventories properly is an important factor in its operations. Inventory shortages can adversely affect the timing of shipments to customers and diminish brand loyalty. Conversely, excess inventories can result in increased interest costs as well as lower gross margins due to the necessity of providing discounts to retailers.

     Dependence on Foreign Manufacturers. The Company currently sources approximately one half of its footwear from third party manufacturers in foreign countries. As is common in the industry, the Company does not have any long-term contracts with its foreign footwear manufacturers. There can be no assurance that the Company will not experience difficulties with such manufacturers, including reduction in the availability of production capacity, failure to meet production deadlines or increases in manufacturing costs. Foreign manufacturing is subject to a number of risks, including work stoppages, transportation delays and interruptions, political instability, foreign currency fluctuations, changing economic conditions, expropriation, nationalization, the imposition of tariffs, import and export controls and other non-tariff barriers and changes in governmental policies. Any of these events could have an adverse affect on the Company's business. While the Company has not experienced material losses as a result of fluctuations in the value of foreign currencies and does not engage in currency hedging, currency fluctuations could adversely effect the Company in the future. The Company seeks to diversify its risks by sourcing its products from a variety of manufacturers in many countries.

     Seasonality and Quarterly Fluctuations. The Company's business has been and is expected to be seasonal, due to consumer spending patterns and higher Easter, back-to-school and Christmas sales. In 1994, the third and fourth fiscal quarters together accounted for 61% and 78% of the Company's net sales and other operating income and net earnings, respectively. In addition, the Company's fourth fiscal quarter contains 16 or 17 weeks, compared to 12 weeks for each of the first three fiscal quarters. Due to the combination of these factors, the Company's results for interim periods are not necessarily indicative of its results for the year. In addition to seasonal fluctuations, the Company's operating results fluctuate quarter to quarter as a result of the timing of holidays, weather, and timing of large shipments of footwear. The Company's operating margins also fluctuate according to product mix, cost of materials and the mix between wholesale and licensing businesses. The Company's quarterly net sales and other operating income, earnings from continuing operations and net earnings have increased on a comparative year-to-year basis since the fourth quarter of 1992. However, there can be no assurance that such increases will continue or that results of operations will not decrease in any quarterly period in the future.

     Dependence Upon Key Personnel. The Company is dependent on the efforts and abilities of its senior executive officers, including its President and Chief Executive Officer, Geoffrey B. Bloom. While the Company believes that its senior management team has significant depth, the loss of one or more members of senior executive management could have a material adverse effect on the Company, its results of operations and financial condition.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,550,000 shares of Common Stock offered hereby (at an offering price of $29.875 per share and after deducting underwriting discounts and commissions and estimated offering expenses) will be approximately $43.6 million ($50.2 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use the net proceeds from this offering to repay outstanding balances under its revolving credit facility. The outstanding balance under the revolving credit facility was $50.0 million as of September 9, 1995, the maximum balance allowed under the facility. However, based upon the historic seasonal patterns of the Company's working capital needs, the Company expects that the balance under the revolving credit facility will be lower immediately prior to the close of this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Interest under the revolving credit facility is payable at variable rates based on both LIBOR and the prime rate (weighted average rate of 6.6% at September 9, 1995). The revolving credit facility expires on October 13, 1998.

     The Company expects to use the remaining proceeds, if any, for general corporate purposes, including previously approved capital expenditures and possible acquisitions. Such capital expenditures include approximately $11.0 million to purchase and equip a warehouse in Cedar Springs, Michigan that is currently under construction and approximately $12.0 million to expand the Company's corporate headquarters complex. See "Business -- Properties."

     The initial reduction of balances under the revolving credit facility will provide the Company additional capacity to fund its capital expenditures, meet its working capital obligations and provide financing availability for general corporate purposes, including possible future acquisitions. It is the Company's intent to pursue acquisitions that would enhance its current product offerings. As of the date of this Prospectus, the Company has no agreements, arrangements or understandings to acquire any other significant businesses. The Company anticipates drawing down its revolving credit facility after this offering to meet these capital needs.

     Pending such uses, the remaining net proceeds, if any, after repayment of the outstanding balance under the revolving credit facility will be invested in short-term, interest-bearing investment grade securities.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock is listed on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "WWW." The following table sets forth, for the Company's fiscal quarters indicated, the high and low sales prices of the Common Stock as reported on the New York Stock Exchange and the cash dividends paid per share during the periods indicated. In addition to cash dividends, the Company effected three-for-two stock splits on each of March 21, 1994 and May 1, 1995. The information in the following table is retroactively adjusted to reflect those stock splits.

                                                                                          DIVIDENDS
                                                                     HIGH        LOW        PAID
                                                                    -------    -------    ---------
FISCAL 1993
  First Quarter..................................................   $ 8.779    $ 6.112     $ .0178
  Second Quarter.................................................     9.279      7.445       .0178
  Third Quarter..................................................    11.668      7.390       .0178
  Fourth Quarter.................................................    14.890     10.612       .0178

FISCAL 1994
  First Quarter..................................................   $16.446    $12.890     $ .0178
  Second Quarter.................................................    16.251     12.334       .0267
  Third Quarter..................................................    18.084     13.334       .0267
  Fourth Quarter.................................................    18.084     13.501       .0267

FISCAL 1995
  First Quarter..................................................   $19.168    $15.417     $ .0267
  Second Quarter.................................................    24.250     18.918       .0330
  Third Quarter..................................................    28.125     19.625       .0350
  Fourth Quarter (price range through November 14, 1995).........    32.750     25.500     $ .0350(1)

-------------------------
(1) The Company declared a dividend of $.035 per share on July 12, 1995 payable November 1, 1995 to stockholders of record on October 2, 1995. In addition, on October 5, 1995, the Company declared a dividend of $.035 per share payable February 1, 1996 to stockholders of record on January 2, 1996.

     The closing sales price as reported on the New York Stock Exchange on November 14, 1995, was $30.00. As of November 14, 1995, there were approximately 1,984 record holders of Common Stock.

     Payment of future cash dividends by the Company, if any, will be at the discretion of the Company's Board of Directors and will depend upon the consolidated earnings and financial condition of the Company and on such other factors as the Board of Directors may consider relevant at the time. The Company has paid cash dividends to its stockholders in each quarter since the beginning of fiscal 1988.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of September 9, 1995, and as adjusted to give effect to the sale of the Common Stock offered hereby and application of the net proceeds thereof.

                                                                             SEPTEMBER 9, 1995
                                                                          -----------------------
                                                                           ACTUAL     AS ADJUSTED
                                                                          --------    -----------
                                                                          (DOLLARS IN THOUSANDS)
Short-term borrowings, including current maturities of long-term
  borrowings...........................................................   $  3,056     $   3,056
                                                                          ========     =========
Long-term borrowings, excluding current maturities.....................   $ 80,700     $  37,053
Stockholders' equity:
  Common stock, $1 par value: 25,000,000 shares authorized; 17,007,249 shares issued (including treasury shares) (18,557,249 shares, as
     adjusted)(1)......................................................     17,007        18,557
  Preferred stock, $1 par value: 2,000,000 shares authorized; none
     issued(2).........................................................         --            --
  Additional paid-in capital...........................................     21,833        63,930
  Retained earnings....................................................    112,343       112,343
  Accumulated translation adjustments..................................        298           298
  Cost of 562,903 shares in treasury (deduct)..........................     (6,523)       (6,523)
                                                                          --------     ---------
Total stockholders' equity.............................................   $144,958     $ 188,605
                                                                          --------     ---------
Total capitalization...................................................   $225,658     $ 225,658
                                                                          ========     =========

-------------------------
(1) Shares issued and shares as adjusted exclude as of September 9, 1995 (a) 1,028,542 shares of Common Stock issuable upon the exercise of outstanding stock options, and (b) 180,499 shares reserved for future issuance under the Company's equity-based incentive plans. Amounts also exclude 750,000 shares reserved for future issuance under the Company's 1995 Stock Incentive Plan. For a description of shares of Common Stock reserved for issuance pursuant to options granted under the Company's stock option plans, see Note G of the Notes to the Consolidated Financial Statements incorporated herein by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.

(2) A total of 880,000 shares of Series A Junior Participating Preferred Stock is reserved for issuance under the Company's Preferred Stock Purchase Rights Plan. For a description of the Company's Preferred Stock Purchase Rights Plan and the Company's Series A Junior Participating Preferred Stock, see Note G of the Notes to the Consolidated Financial Statements incorporated herein by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.

                    SELECTED CONSOLIDATED FINANCIAL DATA(1)

     The following selected consolidated financial data for the five fiscal years ended December 31, 1994, January 1, 1994, January 2, 1993, December 29, 1991, and December 30, 1990, are derived from the Consolidated Financial Statements of the Company, which have been audited by Ernst & Young LLP. The consolidated financial data for the thirty-six weeks ended September 9, 1995, and September 10, 1994, are derived from unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the thirty-six weeks ended September 9, 1995, are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 30, 1995. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Consolidated Financial Statements, related notes and other financial information incorporated by reference herein.

                                                                                                  THIRTY-SIX
                                                                                                 WEEKS ENDED
                                                          FISCAL YEAR                        --------------------
                                      ----------------------------------------------------   SEPT. 10,   SEPT. 9,
                                        1990       1991       1992       1993       1994       1994        1995
                                      --------   --------   --------   --------   --------   ---------   --------
                                                                                                 (UNAUDITED)
                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA
Net sales and other operating
  income............................. $284,274   $271,622   $282,863   $323,315   $378,473   $ 237,995   $263,080
Cost of products sold................  199,392    186,309    198,129    227,026    258,818     165,562    184,049
                                      --------   --------   --------   --------   --------   ---------   --------
Gross margin.........................   84,882     85,313     84,734     96,289    119,655      72,433     79,031
Selling and administrative
  expenses...........................   72,397     70,614     72,447     76,543     90,297      57,874     60,138
                                      --------   --------   --------   --------   --------   ---------   --------
Operating income.....................   12,485     14,699     12,287     19,746     29,358      14,559     18,893
Other expenses (income):
  Interest expense...................    3,726      3,464      3,305      4,745      3,981       2,888      3,142
  Restructuring and litigation
    costs............................   16,200      7,500      2,700         --         --          --         --
  Other-net..........................   (2,828)    (2,143)      (316)    (1,328)       (46)        468       (964)
                                      --------   --------   --------   --------   --------   ---------   --------
Earnings (loss) from continuing
  operations before income taxes.....   (4,613)     5,878      6,598     16,329     25,423      11,203     16,715
Income taxes.........................       31      1,315      1,899      4,575      7,373       3,592      5,114
                                      --------   --------   --------   --------   --------   ---------   --------
Earnings (loss) from continuing
  operations......................... $ (4,644)  $  4,563   $  4,699   $ 11,754   $ 18,050   $   7,611   $ 11,601
                                      ========   ========   ========   ========   ========   =========   ========
Net earnings (loss)(2)............... $ (5,721)  $  3,250   $(10,941)  $ 11,492   $ 16,598   $   7,362   $ 11,601
                                      ========   ========   ========   ========   ========   =========   ========
Primary earnings (loss) per share
  from continuing operations(3)......    $(.31)      $.31      $ .32       $.75      $1.10        $.47       $.69
Net earnings (loss) per share(3).....    $(.38)      $.22      $(.73)      $.73      $1.01        $.45       $.69
Fully diluted earnings (loss) per
  share(3)...........................    $(.38)      $.22      $(.73)      $.71      $1.00        $.45       $.69
Weighted average number of shares
  used for computing earnings (loss)
  per share(3).......................   15,001     14,735     14,912     15,717     16,358      16,323     16,819
BALANCE SHEET DATA (AT PERIOD END)
Working capital...................... $ 94,862   $ 90,239   $ 92,617   $111,206   $125,516   $ 134,868   $173,483
Total assets.........................  185,366    201,488    201,232    205,633    230,151     234,355    276,433
Short-term borrowings, including
  current maturities.................    1,996     18,438     22,143      6,680      1,736       3,255      3,056
Long-term borrowings, less current
  maturities.........................   34,267     31,596     42,656     44,913     43,482      64,520     80,700
Stockholders' equity.................  107,608    110,385    100,128    112,750    132,524     121,652    144,958

-------------------------
(1) The Company's fiscal year ends on the Saturday closest to December 31, resulting in some fiscal years including operating results for 53 weeks instead of the 52 weeks included for most fiscal years. References to fiscal years by date refer to the fiscal year that includes a majority of the days of that calendar year; for example, "fiscal 1993" began on January 3, 1993, and ended on January 1, 1994. Financial data for 1992 reflects results for 53 weeks of operations. The Company's fiscal year is divided into four accounting periods. The first three accounting periods of each year contain 12 weeks. The final accounting period of each year contains 16 or 17 weeks. Although there is a difference in the number of weeks in each accounting period, the Company generally refers to each accounting period as a "quarter."

(2) Net earnings (loss) includes losses from discontinued operations, net of income taxes, related to the disposition of the Company's Brooks athletic footwear business and its Lamonts Apparel leased shoe department business.

(3) On March 10, 1994, the Company announced a three-for-two stock split on shares of Common Stock outstanding as of March 21, 1994. On April 19, 1995, the Company announced a three-for-two stock split on shares of Common Stock outstanding as of May 1, 1995. All share and per share data have been retroactively adjusted to reflect these stock splits.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

     The Company is a leading global designer, manufacturer and marketer of branded, comfort footwear for the entire family. The Company derives its revenues in the United States primarily from the sale of its footwear through department stores, footwear chains, catalogs, specialty retailers, mass merchants and Company-owned outlet stores. The Company derives net sales and other operating income and net earnings from overseas through a network of foreign licensees and distributors in approximately 90 countries that license or distribute the Company's brands. These licensees and distributors are responsible for sales, marketing and positioning of the Company's brands in their respective markets. Royalties and license fees are included in the Company's net sales and other operating income. In addition, the Company is a licensee of other brands. As a licensee, the Company has been granted the worldwide rights to manufacture and market certain footwear under the Caterpillar(R) and CAT Design(R) trademarks, and is also licensed to market certain footwear throughout the United States, Canada and Japan under the Coleman(R) trademark. In fiscal 1994, the Company derived from foreign sources approximately one half of its earnings from continuing operations before income taxes.

     The Company has traditionally sold its products through both wholesale and retail channels. In fiscal 1990, the Company implemented a strategic plan to focus the majority of its resources on its wholesale businesses and reduce its reliance on controlled distribution in its retail business. As a result, the Company has reduced its retail business from approximately 176 stores operating under seven different formats in 1990 to 63 stores operating under two formats at September 9, 1995. These two formats include 51 factory outlet stores and 12 mall-based speciality stores. The Company also adopted a plan in 1994 to discontinue its operation of leased shoe departments in the Lamonts Apparel chain and completed the plan in July 1995.

     The Company's footwear products are manufactured by the Company and other entities globally. The Company's manufacturing facilities are located in several states domestically and in the Dominican Republic, Puerto Rico and Mexico (collectively, the "Caribbean Basin") and Canada. Two domestic manufacturing strategies have contributed to the Company's recent record performance. First, the Company has implemented a "twin plant" concept whereby the labor intensive cutting and fitting construction of the "upper" is performed at the Company's facilities in the Caribbean Basin and the technology intensive construction, or "bottoming," is performed at the Company's domestic facilities. Second, the Company has also retooled most of its factories since the beginning of fiscal 1993, giving each facility the flexibility to produce a variety of footwear, and has departed from the industry's historic practice of dedicating a given facility for production of specific footwear products.

     A significant portion of the Company's products are also purchased or sourced from third parties overseas. The Company has developed a strong internal sourcing organization and has significant relationships with a variety of established international manufacturers. As part of its Global Operations Group, the Company operates a pigskin tannery which manufactures quality leathers for use in the Company's products and for sale to third parties.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain selected statement of operations data expressed as a percentage of net sales.

                                                                                                THIRTY-SIX
                                                                                                WEEKS ENDED
                                                                FISCAL YEAR              -------------------------
                                                        ---------------------------      SEPT. 10,       SEPT. 9,
                                                        1992       1993       1994          1994           1995
                                                        -----      -----      -----      ----------      ---------
                                                                                                (UNAUDITED)
Net sales and other operating income.................   100.0%     100.0%     100.0%        100.0%         100.0%
Cost of products sold................................    70.0       70.2       68.4          69.6           70.0
                                                        -----      -----      -----         -----          -----
Gross margin.........................................    30.0       29.8       31.6          30.4           30.0
Selling and administrative expenses..................    25.6       23.7       23.9          24.3           22.9
                                                        -----      -----      -----         -----          -----
Operating income.....................................     4.4        6.1        7.7           6.1            7.1
Other expenses (income):
  Interest expense...................................     1.2        1.5        1.0           1.2            1.2
  Restructuring and litigation costs.................     1.0         --         --            --             --
  Other-net..........................................    (0.1)      (0.4)        --           0.2           (0.4)
                                                        -----      -----      -----         -----          -----
Earnings from continuing operations before income
  taxes..............................................     2.3        5.0        6.7           4.7            6.3
Income taxes.........................................     0.7        1.4        1.9           1.5            1.9
                                                        -----      -----      -----         -----          -----
Earnings from continuing operations..................     1.6        3.6        4.8           3.2            4.4
Loss from discontinued operations, net of income
  taxes..............................................    (5.5)      (0.1)      (0.4)         (0.1)            --
                                                        -----      -----      -----         -----          -----
Net earnings (loss)..................................    (3.9)%      3.5%       4.4%          3.1%           4.4%
                                                        =====      =====      =====         =====          =====

Thirty-Six Weeks Ended September 9, 1995 Compared to Thirty-Six Weeks Ended September 10, 1994

     Year-to-date net sales and other operating income for 1995 of $263.1 million compared to $238.0 million recorded for the comparable period of 1994 (a 10.5% increase). The strong performance of the Wolverine Footwear Group continued, accounting for $21.5 million of the year-to-date increase. Increases of $4.6 million generated by United States Department of Defense contracts helped offset a $3.1 million decrease in the Hush Puppies Retail Division, a result of a 1994 decision to downsize the retail operations. Sales in the Hush Puppies Wholesale Division remained flat due to the generally difficult retail environment for apparel and footwear in the United States. The Wolverine Leathers and Tru-Stitch Footwear Divisions recognized slight sales increases which are in line with the Company's plan.

     Gross margin as a percentage of net sales and other operating income was 30.0% for 1995 compared to 30.4% for 1994. Improved margins were recorded in the Wolverine Footwear Group through increased licensing revenues and manufacturing and sourcing efficiencies. The Wolverine Leathers Division continued its strong performance reporting a year-to-date $1.8 million gross margin increase. The increase in gross margin was achieved by significant reductions in fixed costs, a shift in product mix to higher value added products and price adjustments. These improvements were offset by decreases in the Hush Puppies Wholesale and Retail Divisions, resulting from the continued soft retail climate which impacts both initial wholesale margins and retail promotional pricing requirements.

     Selling and administrative costs of $60.1 million (22.9% of net sales and other operating income) in 1995 compared to $57.9 million (24.3% of net sales and other operating income) in 1994. Year-to-date selling, advertising and distribution costs associated with the increased sales volume combined with advertising and promotional investments for the Wolverine(R) brand accounted for $4.3 million of the increase. Offsetting decreases in direct selling costs were reported in the Hush Puppies Retail Division totaling $0.9 million, which were due to the strategic repositioning and downsizing of the Hush Puppies Retail Division. Hush Puppies Wholesale Division distribution costs have decreased 13% from $3.1 million to $2.7 million, reflecting the implementation of a new incentive wage program designed to reduce costs through increased productivity.

     Year-to-date interest expense for 1995 and 1994 was $3.1 million and $2.9 million, respectively. The 1995 interest expense totals reflect an increase in borrowings outstanding partially offset by reduced senior debt interest rates and average borrowing costs. Increased borrowings were needed to fund working capital requirements associated with sales growth.

     The effective income tax rate on net earnings from continuing operations decreased on a year-to-date basis in 1995 from 1994 levels (30.6% compared to 32.1%). The effective tax rate reflects the anticipated annualized rate for the Company giving consideration to the non-taxable net earnings of the Company's Caribbean operations.

     Net earnings from continuing operations of $11.6 million ($0.69 per share) in 1995 compared with earnings of $7.6 million ($.47 per share) for the same period of 1994. Increased earnings from continuing operations are primarily a result of the items noted above.

Fiscal 1994 Compared to Fiscal 1993

     Net sales and other operating income from continuing operations for fiscal 1994 of $378.5 million compare with $323.3 million for fiscal 1993, a 17.1% increase. This increase was primarily the result of record sales in the Wolverine Footwear Group and the Tru-Stitch Footwear Division. Additionally, strong sales increases occurred in The Hush Puppies Company and the Wolverine Leathers Division.

     The Wolverine Footwear Group's record sales were fueled by a 31.9% increase in the domestic and international work and sport boot divisions. This increase was offset by a 6.1% decrease in the Bates Division. The work and sport boot gains continued to reflect superior product characteristics and the continued trend toward utilizing these products for everyday use. The reduced shipments in the Bates Division reflect the continued downsizing of the United States military and reduced demand in export markets.

     The Tru-Stitch Footwear Division reached record net sales by recording a 23.9% increase over record fiscal 1993 levels. The increase resulted from further increases in catalog accounts and a full year of operations of the B & B Shoe Company, which was acquired in fiscal 1993.

     The Hush Puppies Company recorded an 11.1% increase in volume for the year with all operating groups reporting an increase. The brand repositioning which began in fiscal 1992 continued to have a positive impact on the domestic wholesale business and contributed to gains in the international and retail operations. Despite the closing of thirty stores during the year, the retail operations reported a 4.6% sales increase.

     The Global Operations Group recorded increased net sales in the Wolverine Leathers Division while its contract sales remained flat. The Wolverine Leathers Division recorded a revenue increase of 23.2% which reflects the opportunities created from increased pricing pressure on cowhide prices. This increase was obtained despite the actions taken to reduce its product offerings and to focus on high margin products.

     Gross margins increased to 31.6% in fiscal 1994 compared to 29.8% in fiscal 1993. Pricing pressures continued on both the wholesale and retail level and cost increases on raw materials occurred throughout the Company during the year. Despite these pressures, the Company was able to improve its margins by increasing manufacturing efficiencies, providing improved sourcing to the wholesale groups and capitalizing on increased production levels which provides incremental absorption of overhead costs. These benefits are expected to continue and should provide the Company with the ability to maintain its value pricing position.

     Selling and administrative expenses increased $13.8 million in fiscal 1994 and, as a percentage of net sales, rose to 23.9% in fiscal 1994. This increase was a result of increased investment spending in the Company's core brands as advertising and marketing expenses of The Hush Puppies Company and the Wolverine Footwear Group increased 40.3% on a combined basis. Additionally, normal cost increases occurred in conjunction with the growth of the Company and employee profit-sharing costs increased as the overall profitability of the Company improved.

     Interest expense of $4.0 million was down in fiscal 1994 from the $4.7 million reported in fiscal 1993. The reduction resulted from reduced average borrowings during the year and a more favorable interest rate on the Company's long-term borrowings which resulted from the issuance of replacement senior debt.

     The fiscal 1994 effective income tax rate on continuing operations of 29.0% increased from 28.0% in fiscal 1993. The reduction from the federal statutory rates of 35% was principally a result of non-taxable earnings of the Company's Caribbean operations.

     Earnings from continuing operations of $18.1 million ($1.10 per share) for fiscal 1994 reflect a 53.6% increase over earnings of $11.8 million ($.75 per share) reported for fiscal 1993. In fiscal 1994, the Company recorded a loss from discontinued operations of $1.5 million ($.09 per share), net of income taxes, to reflect the costs associated with the exiting of its Lamonts Apparel leased shoe department business.

     Primary earnings per share of $1.01 for fiscal 1994 compare to $.73 per share for fiscal 1993. Fully diluted earnings per share of $1.00 and $.71 were reported for fiscal 1994 and fiscal 1993, respectively.

Fiscal 1993 Compared to Fiscal 1992

     Net sales and other operating income from continuing operations for fiscal 1993 were $323.3 million compared to $282.9 million for fiscal 1992. This 14.3% increase was driven by record sales in the Wolverine Footwear Group and the Tru-Stitch Footwear Division. The Hush Puppies Company also recorded a healthy sales increase during the year. These increases were partially offset by a decrease in the Wolverine Leathers Division sales.

     Domestically, the Wolverine Footwear Group posted a sales increase of 31.5% which was the second year in which the sales gain exceeded 30%. The continued success of Wolverine(R) DuraShocks(R) boots and the introduction of Wolverine Wilderness(R) products to the market place were the primary factors contributing to the sales gain. Increased marketing efforts to promote the Wolverine(R) Work Boot products also contributed to the sales gains.

     A 16.2% increase in net sales was realized by the Bates Division of the Wolverine Footwear Group. While the United States military continued to downsize, the comfort characteristics of Bates(R) brand footwear continued to gain acceptance and the durability of the product made Bates(R) products number one in this category.

     The Tru-Stitch Footwear Division reached record sales with a 20.7% increase for the year. The prominent position of its products in the market through all distribution channels and the addition of B & B Shoe Company, which produces generally lower priced products, continued to allow the Tru-Stitch Footwear Division to grow its business.

     While The Hush Puppies Company did not reach record sales volumes, it did post an increase of 5.3%. The repositioning and revitalization of the brand which began in fiscal 1992 had a positive impact. Retail and consumer acceptance for the product was apparent as the division's reorder business for the year was strong.

     The Wolverine Leathers Division began resizing during the third quarter of 1993. The primary focus was to retract the business into high margin areas where the business can perform profitably. The volume was reduced and this combined with other actions is expected to allow the division to regain its profitability as it focuses on the higher value added product in its offerings.

     Gross margins as a percentage of net sales decreased to 29.8% in fiscal 1993 from 30.0% in fiscal 1992. The emphasis of value priced product in the market place continued to place pressures on wholesale and retail price points. The Company maximized its pricing positions when superior products were available, such as Wolverine(R) DuraShocks(R) brand boots and Tru-Stitch(R) brand slippers, but was very cautious in raising prices in a competitive market in order to increase gross margin levels. A significant benefit, which improved the Company's gross margin levels, was the manufacturing efficiencies realized in the domestic facilities. This, combined with the Company's low cost import operations, provided the Company with product which was priced attractively.

     Selling and administrative expenses for fiscal 1993 were 23.7% of net sales compared to 25.6% of net sales in fiscal 1992. While the expenses were reduced as a percentage of net sales, the expenses increased $4.1 million. The increase was primarily a result of increased commissions due to higher volume, the impact of intensified marketing and promotional campaigns, and employee profit-sharing programs. The overhead reduction plan which was announced in the fourth quarter of fiscal 1992 was successful and the initial target of $3.0 million of savings was exceeded by over $1.0 million.

     Interest expense of $4.7 million for fiscal 1993 reflects a $1.4 million increase over fiscal 1992. However, fiscal 1992 interest expense did not include interest expense of $2.6 million associated with discontinued operations. Overall, interest expense was reduced by $1.1 million as a result of the reduction in debt levels.

     Other expenses in fiscal 1992 included a charge of $2.7 million associated with the reduction in corporate staff and the write-down of certain intangible assets.

     The fiscal 1993 effective income tax rate on continuing operations of 28.0% compared to 28.8% in fiscal 1992. The reduction from the statutory federal rate of 35% was principally a result of non-taxable earnings of the Company's Caribbean operations.

     Earnings from continuing operations of $11.8 million for fiscal 1993 reflect a 151% increase over fiscal 1992 earnings of $4.7 million.

     The Company incurred costs associated with the operating losses of the Brooks athletic footwear business and Lamonts Apparel leased shoe department business in fiscal 1993 and fiscal 1992. The losses associated with the disposal of these operations totaled $0.3 million in 1993 and $14.9 million in 1992. Additionally, the Company elected to adopt SFAS No. 109 ("Accounting for Income Taxes") and SFAS No. 106 ("Employers Accounting for Post-retirement Benefits Other Than Pensions") which resulted in a net charge to earnings of $0.8 million in fiscal 1992.

     Net earnings of $11.5 million ($.73 per share) for fiscal 1993 compared to a net loss of $10.9 million ($.73 per share) for fiscal 1992. The change reflected the significant progress made in the core business units of the Company and the improvements resulting from the divestiture of the Brooks athletic footwear business.

SEASONALITY AND QUARTERLY COMPARISONS

     Retail sales in the footwear and apparel industries are seasonal. The Company's peak selling seasons are during the Easter, back-to-school and Christmas periods. The Company's sales and profits have traditionally been higher in the second half of the year. Due to the seasonal nature of its sales, the Company experiences fluctuation in levels of working capital. The Company finances its working capital needs through internal financing and through a revolving credit facility with independent lenders. The Company expects the seasonal sales and earnings pattern to continue in future years.

     The Company's fiscal year is divided into four accounting periods. The first three accounting periods of each year contain 12 weeks. The final accounting period of each year contains 16 or 17 weeks. Although there is a difference in the number of weeks in each accounting period, the Company generally refers to each accounting period as a "quarter." In addition, the Company's fiscal year ends on the Saturday closest to December 31, resulting in some fiscal years including operating results for 53 weeks instead of the 52 weeks included for most fiscal years. This difference in the number of weeks contained in each quarter combined with the seasonal nature of the Company's sales cause significant differences in sales and earnings data from quarter to quarter. These differences, however, follow a similar pattern from year to year. The following table sets forth certain quarterly consolidated statement of operations data for the periods presented. This quarterly information is unaudited and has been prepared on the same basis as the annual consolidated financial statements and, in management's opinion, reflects all adjustments (consisting only of normal recurring accruals) necessary to present fairly the information set forth therein. The operating results for any quarter are not necessarily indicative of results for any future period.

                                FISCAL 1993                              FISCAL 1994                         FISCAL 1995
                  ---------------------------------------  ----------------------------------------  ----------------------------
                               QUARTER ENDED                            QUARTER ENDED                       QUARTER ENDED
                  ---------------------------------------  ----------------------------------------  ----------------------------
                  MAR. 27,  JUNE 19,  SEPT. 11,  JAN. 1,   MAR. 26,  JUNE 18,   SEPT. 10,  DEC. 31,  MAR. 25,  JUNE 17,  SEPT. 9,
                    1993      1993      1993       1994      1994      1994       1994       1994      1995      1995      1995
                  --------  --------  ---------  --------  --------  ---------  ---------  --------  --------  --------  --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales and
  other operating
  income......... $64,099   $ 63,585   $78,820   $116,811  $66,766    $79,319    $91,910   $140,478  $76,331   $ 86,289  $100,460
Operating
  income.........   2,175      2,792     3,933     10,846    2,878      4,998      6,683     14,799    3,875      6,318     8,700
Earnings from
  continuing
  operations.....     825      1,119     2,092      7,718    1,391      2,463      3,757     10,439    2,497      3,897     5,207
Net earnings.....     700      1,084     2,048      7,660    1,291      2,384      3,687      9,236    2,497      3,897     5,207
Primary earnings
  per share from
  continuing
  operations.....     .05        .07       .14        .49      .09        .15        .23        .63      .15        .23       .31

LIQUIDITY AND CAPITAL RESOURCES

     Accounts receivable of $85.6 million at September 9, 1995 reflect an increase of $14.0 million and $14.9 million over the balances at September 10, 1994 and December 31, 1994, respectively. Inventories of $110.4 million at September 9, 1995 reflect an increase of $26.0 million and $31.4 million over the balances at September 10, 1994 and December 31, 1994, respectively. The increases in accounts receivable were directly related to increased net sales and other operating income. Inventories were increased to meet anticipated future demand in both wholesaling and manufacturing. At September 9, 1995, order backlog was approximately 23% higher than order backlog at September 10, 1994, supporting the need for increased inventories. Fourth quarter shipments are expected to reduce inventories to levels which will be commensurate with the growth of the Company's wholesale businesses.

     Other current assets totaling $14.9 million at September 9, 1995 were unchanged from December 31, 1994 levels and were $4.0 million higher than the September 10, 1994 balance. The increases were primarily a result of the current portion of notes receivable from the 1992 disposition of the Brooks athletic footwear business becoming classified as a current asset.

     Total interest bearing debt of $83.8 million at September 9, 1995 compared to $67.8 million and $45.2 million at September 10, 1994 and December 31, 1994, respectively. The increase in debt since December 31, 1994 was a result of the seasonal working capital requirements of the Company. The increase over September 10, 1994 was primarily attributable to additional investment in inventories to meet anticipated sales demand in the last quarter of 1995. The Company typically experiences its peak borrowing levels in September or October. The Company is currently examining its long term capital requirements and anticipates that the proceeds of this offering along with the Company's existing revolving credit facility will be sufficient to fund the Company's capital expenditures and working capital needs through 1996.

     The Company's increased investments in capital improvements have resulted in a $1.3 million increase in depreciation expense for the year-to-date through September 9, 1995 over the same period of 1994. These capital investments reflect the ongoing integration of manufacturing facilities and refurbishment of a corporate office building.

     The Company issued $30.0 million of senior debt during the third quarter of 1994 with an interest rate of 7.81%. Proceeds were used to pay $21.4 million of existing 10.40% senior debt and to reduce balances outstanding under the revolving credit facility.

INFLATION

     The Company does not believe that inflation has materially affected earnings during the past three years.

                                    BUSINESS

GENERAL

     The Company is a leading designer, manufacturer and marketer of a broad line of quality comfortable casual shoes, rugged outdoor and work footwear, and constructed slippers and moccasins. Consumers on six continents purchased more than 26 million pairs of Company branded footwear during fiscal 1994, making the Company a global leader among U.S. shoe companies in the marketing of branded non-athletic footwear. The Company's products generally feature contemporary styling with patented technologies designed to provide maximum comfort. The products are marketed throughout the world under widely recognized brand names, including Hush Puppies(R), Wolverine(R), Bates(R), Caterpillar(R) and Coleman(R). The Company believes that its primary competitive strengths are its well recognized brand names, broad range of comfortable footwear, patented comfort technologies, distribution through numerous channels and diversified manufacturing base.

     The Company's footwear is sold under a variety of brand names designed to appeal to most consumers of non-athletic footwear at numerous price points. The Company's footwear products are organized under three operating divisions: (i) The Hush Puppies Company, focusing on comfortable casual shoes, (ii) the Wolverine Footwear Group, focusing on work, outdoor and lifestyle boots and shoes and (iii) the Tru-Stitch Footwear Division, focusing on slippers and moccasins under private labels for third party retailers. The Company's footwear is distributed domestically to approximately 30,000 department store, footwear chain, catalog specialty retailer and mass merchant accounts, as well as 63 Company-owned retail stores as of September 9, 1995. The Company's products are distributed worldwide through approximately 80 licensees and distributors in over 90 countries. Approximately one half of the Company's earnings from continuing operations before income taxes is derived from foreign licensing and distribution arrangements.

     The Company, which was organized in 1906 as the successor to a footwear business established in 1883, began to refocus its marketing, footwear design and manufacturing strategy in 1992. As a result, global sales of the Company's brands of footwear increased from approximately 18 million pairs in fiscal 1992 to approximately 26 million pairs in fiscal 1994. In addition, in fiscal 1994, net sales and other operating income increased by 17.1% to $378.5 million and net earnings increased by 44.4% to $16.6 million, compared to fiscal 1993.

     Over the past three years, the Company has repositioned its manufacturing capabilities to add the flexibility necessary to respond to product demand on a timely and cost effective basis. The Company minimizes capital expenditures and maximizes quality and manufacturing flexibility by using a combination of its own facilities and third party foreign manufacturing. The Company also owns and operates a pigskin tannery, which it believes provides a strategic advantage for the Company by providing leather using proprietary technology at prices below those available from other sources.

PRODUCTS

     The Company's product offerings include casual, dress, work and uniform shoes, and work, sport and uniform boots as well as constructed slippers and moccasins. Footwear is offered by the Company under many recognizable brand names including Hush Puppies(R), Wolverine(R), Bates(R), Caterpillar(R) and Coleman(R). The Company also manufactures constructed slippers and moccasins and markets them on a private label basis through its Tru-Stitch Footwear Division. Through its manufacturing facilities and third-party contractors, the Company combines quality materials and skilled workmanship from around the world to produce footwear according to its specifications.

     The Company's footwear products are organized under three operating divisions: The Hush Puppies Company, the Wolverine Footwear Group, and the Tru-Stitch Footwear Division. In addition, the Company produces pigskin leathers under its Global Operations Group.

     The Hush Puppies Company. The Company believes that Hush Puppies'(R) 38-year heritage as a pioneer of comfortable casual shoes positions the brand to capitalize on the global trend toward more casual workplace and leisure attire. The diverse product line includes numerous styles for both work and casual wear, utilizes comfort features, such as the Comfort Curve(R) sole and patented Bounce(R) technology, and is marketed under the advertising theme "We Invented Casual(TM)."

[LOGO]                                During 1992, the Company implemented a
                                 strategy to reposition the Hush Puppies(R) brand to update its global image and appeal. The repositioning contributed to more than 15 million pairs of Hush Puppies(R) being shipped in 1994, a 17% increase in units over the prior year. Hush Puppies(R) shoes are sold to men, women and children in more than 70 countries and are distributed through a multi-tiered network of department stores, specialty retailers, catalogs and Company-owned stores.

     The Wolverine Footwear Group. The Wolverine Footwear Group is one of the world's largest work and outdoor footwear companies, encompassing multiple brands designed with performance and comfort features to serve a variety of work, outdoor and lifestyle functions. The Wolverine(R) brand, which has been in existence for 112 years, is identified with performance and quality and includes products bearing the names Wolverine(R), Wolverine Wilderness(R) and Wolverine Sportsman(TM). The Wolverine Footwear Group also includes the Bates(R), Caterpillar(R) and Coleman(R) product lines. Patented technologies and designs, such as the DuraShocks(R) and Hidden Tracks(TM) systems, and the use of quality materials and components contributed to a 22% increase in net sales and other operating income for the Wolverine Footwear Group in fiscal 1994.

[LOGO] Wolverine Boots and Shoes. The Company believes the Wolverine(R) brand has built its reputation by making quality, durable and comfortable work boots and shoes. The development of DuraShocks(R) technology allowed the Wolverine(R) brand to introduce a broad line of work footwear with a focus on comfort. Wolverine(R) boots are guaranteed to be "The World's Most Comfortable Boot or Your Money Back.(C)" Wolverine(R) brand work boots and shoes, including steel toes, target male and female industrial and farm workers and are distributed through department stores and speciality and independent retailers.

[LOGO] Wolverine Wilderness. The Wolverine Wilderness(R) line introduced DuraShocks(R) technology and other comfort features to products designed for rugged outdoor use. This broad product line includes all-terrain sport boots, walking shoes, trail hikers, rugged casuals and outdoor sandals. The line targets active lifestyles and is distributed through department stores and specialty and independent retailers.

[LOGO] Wolverine Sportsman. The Company's Wolverine Sportsman(TM) boots target hunters, fishermen and other active outdoor users. Warmth, waterproofing and comfort are achieved through the use of Gortex(R), Thinsulate(R) and the Company's DuraShocks(R) brand technologies. The Wolverine Sportsman(TM) line is sold through specialty retail and catalog distribution channels that serve hunting and fishing enthusiasts.

[LOGO] Bates. The Company's Bates Division is an industry leader in supplying footwear to military and civilian uniform users. The Bates Division utilizes DuraShocks(R) and other proprietary comfort technologies in the design of its military-style boots and oxfords. Civilian uniform uses include police, postal, restaurant and other industrial occupations. Bates Division products are also distributed through specialty retailers and catalogs.

[LOGO] Caterpillar. The Company has been granted the exclusive worldwide rights to manufacture, market and distribute certain footwear and related accessories under the Caterpillar(R), CAT Design(R) and other trademarks. The Company believes the association with Caterpillar(R) equipment enhances the reputation of its boots for quality, ruggedness and durability. In 1994, the first year of the Company's license, the Company took orders for 3 million pairs of Caterpillar(R) boots, approximately 70% for overseas markets. The diversity of the product line and strong recognition of the Caterpillar(R) brand name allow the Company to distribute products through a wide variety of channels, including mass merchants, department stores and independent retailers. These products are primarily targeted at work and industrial users.

[LOGO] Coleman. The Company has been granted the exclusive rights to manufacture, market, distribute and sell certain outdoor footwear under the Coleman(R) brand in the United States, Japan and Canada. Coleman(R) brand footwear products include lightweight hiking boots, rubber footgear and outdoor sandals, which are sold primarily at value-oriented prices through mass merchants.

     The Tru-Stitch Footwear Division. Through the Tru-Stitch Footwear Division, the Company is the leading supplier of constructed slippers in the United States.

[LOGO]                                 The styling of Tru-Stitch(R) footwear
                                  reflects consumer demand for the "rugged indoor" look by using natural leathers such as moosehide, shearling and suede in constructed slipper and indoor and outdoor moccasin designs. The Company designs and manufactures constructed slippers and moccasins on a private label basis according to customer specifications. Such products are manufactured for leading United States retailers and catalogs, such as Nordstrom, J.C. Penney, L.L. Bean, Eddie Bauer and Lands' End.

     The Wolverine Leathers Division. The Company's Global Operations Group includes the Wolverine Leathers Division, the largest domestic tanner of pigskin, primarily for use in the footwear industry.

[LOGO]                                 Wolverine Leathers(R) brand products are
                                  manufactured in the Company's pigskin tannery located in Rockford, Michigan. The Company believes these leathers offer superior performance and cost advantages over cowhide leathers. The Company's waterproof, stain resistant and washable leathers are featured in all of the Company's domestic footwear lines and many products offered by the Company's international licensees.

MARKETING

     The Company's overall marketing strategy is to develop brand-specific plans and related promotional materials for the United States market which foster a differentiated and globally consistent image for each of the Company's core brands. Each brand group within the Company has its own marketing personnel who develop the marketing strategy for products within that group. Domestic marketing campaigns target both the Company's retail accounts and consumers, and strive to increase overall brand awareness for the Company's products. The Company's advertisements typically emphasize the comfort and quality of its footwear, in addition to durability, functionality and other performance aspects. Components of the brand-specific plans include print, radio and television advertising, in-store point of purchase displays, Shop-in-Shop design, promotional materials, and sales and technical floor assistance.

     The Company's brand groups provide its international licensees and distributors with creative direction and materials to convey consistent messages and brand images. Examples of assistance provided by the Company to its licensees and distributors are (i) direction concerning the categories of footwear to be promoted, (ii) photography and layouts, (iii) broadcast advertising, including commercials and film footage, (iv) point of purchase presentation specifications and blueprints, (v) sales materials, and (vi) consulting concerning retail store layout and design.

     Three global advertising campaigns are currently underway to enhance brand position and awareness.

          - "We Invented Casual"(TM) positions the Hush Puppies(R) brand as a pioneer in developing comfortable casual footwear for the family.

          - "Works Like Hell, Feels Like Heaven"(TM) highlights the Wolverine(R) brand's performance and comfort characteristics in the work boot and shoe category.

          - "Walking Machines, The Toughest Equipment On Earth(C)" identifies Caterpillar(R) brand products with the performance and reputation of their heavy equipment namesakes.

The Company believes the strengths of its brand names provide a competitive advantage. In support of this belief, the Company has in recent years significantly increased its expenditures on marketing and promotion to support the position of its products and enhance brand awareness.

DOMESTIC SALES AND DISTRIBUTION

     The Company uses a wide variety of distribution channels to distribute its products. To meet the diverse needs of its broad customer base, the Company uses three primary distribution strategies.

          - Traditional wholesale distribution is used to service department stores (such as J.C. Penney, Sears and Nordstrom), large footwear chains (such as Famous Footwear and Chernin's), specialty retailers, catalogs and independent retailers. A dedicated sales force and customer service team, advertising and point of purchase support and in-stock inventories are used to service these accounts.

          - Volume direct programs provide branded and private label footwear at competitive prices with limited marketing support. These programs service major retail, mail order and government customers.

          - First cost agreements are primarily utilized to furnish brands licensed by the Company to mass merchants (such as WalMart) on a royalty basis.

     In addition to its wholesale activities, the Company operated 63 domestic retail shoe stores as of September 9, 1995, under two formats, consisting of factory outlet stores and mall-based speciality stores. In fiscal 1990, the Company implemented a strategic plan to focus the majority of its resources on its wholesale businesses. As a result, the Company's retail operations were significantly downsized and repositioned from 176 stores operating under seven formats in 1990 to the current store base. The Company expects the scope of its retail operations to remain relatively consistent in the foreseeable future. Most of the Company's 51 factory outlet stores carry a large selection of first quality Company branded footwear at a discount to conventional retail prices. The 12 regional mall-based full service, full price Hush Puppies(R) Specialty Stores feature a broad selection of men's and women's Hush Puppies(R) brand footwear and are used by the Company to test new styles and merchandizing strategies. The Company also adopted a plan in 1994 to discontinue its operation of leased shoe departments in the Lamonts Apparel chain and completed the plan in July 1995.

     A broad distribution base insulates the Company from dependence on any one customer. No customer of the Company accounted for more than 10% of the Company's net sales and other operating income in fiscal 1994.

GLOBAL LICENSING

     Approximately one half of the Company's earnings from continuing operations before income taxes is derived from foreign licensing and distribution arrangements. The Company derives royalty income from licensing the Hush Puppies(R), Wolverine(R), Wolverine Wilderness(R), and other trademarks to domestic and foreign licensees for use on footwear and related products. The Company, as a licensee, sells footwear bearing the Caterpillar(R) and Coleman(R) trademarks through foreign distributors. Licensing and distributing enables the Company to develop international markets without the capital commitment required to maintain inventories or fund localized marketing programs. In fiscal 1994, the Company's foreign licensees and distributors sold an estimated 11.5 million pairs of footwear, an increase from approximately 8.6 million pairs sold in fiscal 1993.

     The Company continues to develop a global network of licensees and distributors to market its footwear brands. The Company assists in designing products that are appropriate to each foreign market but are consistent with the global brand position. The licensees and distributors then either manufacture their own product or purchase goods from either the Company or third-party manufacturers. Each licensee and distributor is responsible for the marketing and distribution of the Company's products. See "-- Marketing."

MANUFACTURING AND SOURCING

     Although approximately one half of the Company's product line is purchased or sourced from third parties, the remainder is produced at Company-owned facilities. The Company's footwear is manufactured in several domestic and certain related foreign facilities located in Michigan, Arkansas, Indiana, New York, the Caribbean Basin and Canada. The Company has implemented a "twin plant" concept whereby the labor intensive cutting and fitting construction of the "upper" is performed at the Company's facilities in the Caribbean Basin and the technology intensive construction, or "bottoming," is performed at the Company's domestic facilities.

     The Company has retooled most of its factories since the beginning of fiscal 1993, giving each facility the flexibility to produce a variety of footwear, and has departed from the industry's historic practice of dedicating a given facility for production of specific footwear products. The traditional dedication of facilities at times caused internal conflicts in manufacturing capacity and did not permit the Company to quickly respond to changes in market preference and demand. The Company now produces various products for both men and women in most of its domestic facilities, providing greater flexibility for the Company to respond to both market and customer-specific demand.

     The Company sources certain footwear from a variety of foreign manufacturing facilities in the Asia-Pacific region, Central and South America and Europe. The Company maintains technical offices in the Asia-Pacific region to facilitate the sourcing and importation of quality footwear. The Company has established guidelines for each of its third-party manufacturers in order to monitor product quality, labor practices, and financial viability.

     The Company's domestic manufacturing operations allow the Company to (i) reduce its lead time, enabling it to quickly respond to market demand and reduce inventory risk, (ii) lower freight and shipping costs and (iii) closely monitor product quality. The Company's foreign manufacturing strategy allows the Company to (i) benefit from lower labor costs, (ii) source the highest quality raw materials from around the world and (iii) avoid additional capital expenditures necessary for factories and equipment. The Company believes that its overall global manufacturing strategy gives the Company maximum flexibility to properly balance the need for timely shipments, high quality products and competitive pricing.

     The Company owns and operates a pigskin tannery, which is one of the premier tanners of quality leather for the footwear industry. The Company and its licensees receive virtually all of their pigskin requirements from the tannery. The Company believes the tannery provides a strategic advantage for the Company by producing leather using proprietary technology at prices below those available from other sources.

     The Company's principal required raw material is quality leather, which it purchases primarily from a select group of domestic suppliers, including the Company's tannery. The global availability of shearling and cowhide leather eliminates any reliance by the Company upon a sole supplier. However, the Company currently purchases the vast majority of the raw pigskins used in a significant portion of its pigskin footwear from a single domestic source, which has been a reliable and consistent supplier for over 30 years. The

Company purchases all of its other raw materials and component parts from a variety of sources, none of which is believed by the Company to be a dominant supplier.

TRADEMARKS, LICENSES AND PATENTS

     The Company holds a number of registered and common law trademarks that identify its products. The trademarks that are most widely used by the Company include Hush Puppies(R), Wolverine(R), Wolverine Wilderness and Sun Design(R), Bates(R), DuraShocks(R), Bounce and Design(R), Comfort Curve(R), Tru-Stitch(R), and Sioux Mox(R). The Company is licensed to market certain footwear under the Coleman(R) trademark in the United States and Canada and in Japan pursuant to agreements extending through December 31, 2000, and June 30, 1999, respectively. The Company is also licensed to market certain footwear and related accessories throughout the world under the Caterpillar(R) and CAT Design(R) trademarks pursuant to an agreement that extends through December 31, 1999. Pigskin leather produced by the Company is sold under the trademarks Wolverine Leathers(R) and Satin Suede(TM).

     The Company believes that its products are identified by consumers by its trademarks and that its trademarks are valuable assets. The Company is not aware of any infringing uses or any prior claims of ownership of its trademarks that could materially affect its current business. It is the policy of the Company to pursue registration of its primary marks whenever possible and to vigorously defend its trademarks against infringement or other threats to the greatest extent practicable under the laws of the United States and other countries. The Company is also the holder of several patents, copyrights and various other proprietary rights. The Company protects all of its proprietary rights to the greatest extent practicable under applicable law.

ORDER BACKLOG

     At September 9, 1995, the Company had a backlog of orders of approximately $100 million compared with a backlog of approximately $82 million at September 10, 1994. While orders in backlog are subject to cancellation by customers, the Company has not experienced significant cancellation of orders in the past. The backlog at a particular time is affected by a number of factors, including seasonality and the scheduling of the manufacture and shipment of products. Accordingly, a comparison of backlog from period to period is not necessarily meaningful and may not be indicative of eventual actual shipments.

COMPETITION

     The Company's footwear lines are manufactured and marketed in a highly competitive environment. The Company competes with numerous manufacturers (domestic and foreign) and importers of footwear, some of which are larger and have greater resources than the Company. The Company's major competitors for its brands of footwear are located in the United States. Product performance and quality, including technological improvements, product identity, competitive pricing, and the ability to adapt to style changes are all important elements of competition in the footwear markets served by the Company. The footwear industry in general is subject to changes in consumer preferences. The Company strives to meet competition and maintain its competitive position through promotion of brand awareness, manufacturing efficiencies, its tannery operations, and the style, comfort and value of its products. Future sales by the Company will be affected by its continued ability to sell its products at competitive prices and to meet shifts in customer preference.

RESEARCH AND DEVELOPMENT

     In addition to normal and recurring product development, design and styling activities, the Company engages in research and development related to new and improved materials for use in its footwear and other products and in the development and adaptation of new production techniques. The Company's continuing relationship with the Biomechanics Evaluation Laboratory at Michigan State University, which is funded in part by a grant from the Company, has led to specific biomechanical design concepts, such as Bounce(R), DuraShocks(R) and Hidden Tracks(TM) comfort technologies, that have been incorporated in the Company's footwear. The Company also maintains a footwear design center in Italy to develop contemporary styling for the Company and its international licensees.

LEGAL PROCEEDINGS

     The Company is involved in litigation and various legal matters arising in the normal course of business. The Company is also involved in certain environmental compliance activities. Compliance with federal, state and local regulations with respect to the environment has not had, nor is it expected to have, any material effect on the capital expenditures, earnings or competitive position of the Company. The Company uses and generates, and in the past has used and generated, certain substances and wastes that are regulated or may be deemed hazardous under certain federal, state and local regulations with respect to the environment.

     The Company is one of 14 companies named as potentially responsible parties ("PRPs") by the Michigan Department of Environmental Quality ("MDEQ") at the Sunrise Landfill Site near Wayland, Michigan. The MDEQ has demanded that the PRPs pay approximately $3.7 million as reimbursement for past costs at the site and join in financing further investigation and remedial efforts. The MDEQ estimates that cleanup and remediation of the site could cost in excess of $15 million. The Sunrise PRPs have jointly agreed with the MDEQ to pay $323,000 in costs incurred by the MDEQ prior to July 1991, and have agreed to investigate possible responses, implement interim measures to control current and prevent future environmental degradation, and attempt to identify other PRPs. The Company has paid $90,000, representing its share of the estimated cost of these activities. The Company's ultimate liability at this site will depend largely upon what remedial measures prove feasible and whether additional PRPs can be identified.

     The Company has considered facts that have been ascertained and opinions of counsel handling these matters and does not believe the ultimate resolution of these matters will have a material adverse effect on the Company's financial condition or results of operations.

EMPLOYEES

     The Company has approximately 5,600 production, office and sales employees. Approximately 1,400 employees are covered by eight union contracts expiring at various dates through 1998. The Company has experienced no work stoppages since 1990. The Company presently considers its employee relations to be good.

PROPERTIES

     The principal executive, sales and administration offices of the Company are located in Rockford, Michigan and consist of administration and office buildings of approximately 150,000 square feet. The Company also has additional administrative and sales offices in Arkansas, New York, Italy, Canada and the Asia-Pacific region totaling approximately 32,400 square feet, the majority of which is leased.

     The Company's pigskin tannery, located in Rockford, Michigan, encompasses approximately 160,000 square feet and is supported by four procurement facilities in various states. The Company's footwear manufacturing operations are conducted at 20 separate facilities, totaling approximately 850,000 square feet of manufacturing space. These facilities are located in Arkansas, Indiana, Michigan, New York, Mexico, Puerto Rico, the Dominican Republic and Canada. Approximately 444,000 square feet of manufacturing space is under lease at eight locations and the remaining twelve facilities are Company-owned. The Company believes its footwear manufacturing facilities are generally among the most modern in the industry.

     The Company maintains twelve warehouses, located in four states and Canada, containing approximately 870,000 square feet. The majority of these warehouses are Company-owned, with approximately 200,000 square feet at five locations under lease. In addition, the Company's retail operations are conducted throughout the United States and as of September 9, 1995, consisted of approximately 63 locations. All retail locations, except 3 factory outlet stores in Company-owned facilities, are subject to operating leases.

     The Company's Board of Directors has approved $11.0 million to purchase and equip a warehouse in Cedar Springs, Michigan which is currently under construction and $12.0 million to expand the Company's corporate headquarters complex. The Company expects to fund such expenditures through future available balances under the revolving credit facility.

     The Company believes that its current facilities, including the planned expansion and purchase of certain facilities discussed above, are suitable and adequate to meet its anticipated needs for the next twelve months.

                                   MANAGEMENT

     Biographical information concerning the executive officers of the Company and the Chairman of the Board is presented below. Except as otherwise indicated, all individuals have had the same principal employment for over five years.

               NAME                   AGE              POSITIONS HELD WITH THE COMPANY
-----------------------------------   ---    ---------------------------------------------------
Geoffrey B. Bloom..................   54     President and Chief Executive Officer
Steven M. Duffy....................   42     Vice President and President of the Global
                                             Operations Group
V. Dean Estes......................   46     Vice President and President of the Wolverine
                                             Footwear Group
Stephen L. Gulis, Jr...............   38     Vice President and Chief Financial Officer
Blake W. Krueger...................   42     General Counsel and Secretary
L. James Lovejoy...................   64     Vice President of Corporate Communications
Phillip D. Matthews................   57     Chairman of the Board
Thomas P. Mundt....................   45     Vice President of Strategic Planning and Treasurer
Timothy J. O'Donovan...............   50     Executive Vice President and President of The Hush
                                             Puppies Company
Robert J. Sedrowski................   46     Vice President of Human Resources

     Geoffrey B. Bloom is President and Chief Executive Officer and a director of the Company. Mr. Bloom joined the Company in 1987 as its Chief Operating Officer and a director and served as Chief Operating Officer until 1993. Prior to 1987, Mr. Bloom was responsible for overall operations of Jaymar-Ruby, a fashion apparel division of HartMarx Corporation, and held several senior executive positions with The Florsheim Shoe Company.

     Steven M. Duffy has served the Company as a corporate Vice President since April 1993 and is President of the Company's Global Operations Group. In this capacity, Mr. Duffy is responsible for oversight of domestic manufacturing, global sourcing, and warehousing and distribution. He is also responsible for sales, marketing and overall operations of the Wolverine Leathers Division and the Tru-Stitch Footwear Division. From 1989 to April 1993 he served the Company in various senior manufacturing positions. Before joining the Company, Mr. Duffy served in various capacities in manufacturing operations for The Florsheim Shoe Company for 14 years.

     V. Dean Estes has been with the Company since 1975, and was appointed as an officer and corporate Vice President in 1995. Mr. Estes is President of the Wolverine Footwear Group. In this capacity, Mr. Estes is responsible for the domestic and international licensing operations for all work, sport and uniform brands. Since he joined the Company, Mr. Estes' primary focus has been on the sales, marketing and product development functions of the Company's work boot and shoe and related businesses.

     Stephen L. Gulis, Jr., has served the Company as Vice President and Chief Financial Officer since February 1994. From April 1993 to February 1994 he served the Company as Vice President of Finance and Corporate Controller. From 1986 to 1993 he was the Vice President of Administration and Control for The Hush Puppies Company and, in that capacity, focused on the domestic wholesale, retail and international operations of the Company's Hush Puppies business. Also from 1986 to 1993, Mr. Gulis' responsibilities included the development of internal control, financial and operating systems for the Company's domestic manufacturing operations of the Global Operations Group.

     Blake W. Krueger has served the Company as General Counsel and Secretary since April 1993. Mr. Krueger is a partner of the law firm of Warner Norcross & Judd LLP, and has been a partner with that firm since 1985.

     L. James Lovejoy has served the Company as Vice President of Corporate Communications since 1991. In this capacity, Mr. Lovejoy is responsible for all financial and investor relations, stockholder communications and the public relations functions for all of the Company's operating divisions. From 1984 to 1991 he was the Director of Corporate Communications for Gerber Products Company, a manufacturer of baby food and consumer products.

     Phillip D. Matthews has been a director since 1981. Mr. Matthews is Chairman of the Board and Chairman of the Executive Committee of the Company. In his capacity as Chairman, Mr. Matthews is an officer of the Board of Directors and is responsible for Board of Directors governance issues and provides assistance in defining strategic direction for the Company. Mr. Matthews is primarily engaged in other business activities and is not involved in the day-to-day operations of the Company. Mr. Matthews is also Chairman of Reliable Company, a coin-operated laundry equipment company servicing the multi-unit housing industry. Mr. Matthews is also a director of H.F. Ahmanson, Panda Management Company and Bell Sports Corp. From 1981 to 1989 Mr. Matthews was Chairman, Chief Executive Officer and owner of Bell Helmets, Inc., a predecessor of Bell Sports Corp.

     Thomas P. Mundt has served the Company as Vice President of Strategic Planning and Treasurer since December 1993. From 1988 to 1993 he served in various financial and planning positions at Sears Roebuck & Co., including Vice President Planning, Coldwell Banker's Real Estate Group and Director of Corporate Planning for Sears Roebuck & Co.

     Timothy J. O'Donovan has been a director since 1993. Mr. O'Donovan has served the Company as Executive Vice President since 1982. In this capacity, Mr. O'Donovan is responsible for establishing the strategic direction of all of the Company's footwear brands and contributes to the overall policy-making function for the Company. In addition, Mr. O'Donovan is President of The Hush Puppies Company and is responsible for oversight of the day-to-day operations of its domestic wholesale, retail and international businesses. Mr. O'Donovan has served the Company in numerous senior management positions since he joined the Company in 1969.

     Robert J. Sedrowski has served the Company as Vice President of Human Resources since October 1993. From 1990 to 1993 he served as Director of Human Resources for the Company. Before he joined the Company, Mr. Sedrowski held several senior level human resource related positions with Ameriwood Industries International, Corp. (formerly Rospatch Corporation) and other companies.

                                  UNDERWRITING

     The Underwriters named below, represented by Montgomery Securities and Gerard Klauer Mattison & Co., LLC (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the underwriting agreement (the "Underwriting Agreement"), by and between the Company and the Underwriters, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares of Common Stock if they purchase any.

                                                                               NUMBER
                                    UNDERWRITER                               OF SHARES
        -------------------------------------------------------------------   ---------
        Montgomery Securities..............................................   1,160,000
        Gerard Klauer Mattison & Co., LLC .................................     290,000
        Roney & Co. .......................................................     100,000
                                                                              ---------
             Total.........................................................   1,550,000
                                                                              =========

     The Representatives have advised the Company that the Underwriters propose initially to offer the shares of Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of not more than $0.87 per share; and the Underwriters may allow, and such dealers may reallow, a concession of not more than $0.10 per share to certain other dealers. After the offering, the public offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 232,500 additional shares of Common Stock, respectively, to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or will contribute to payments the Underwriter may be required to make in respect thereof.

     The Company's directors and executive officers have all agreed that, for a period of 90 days from the date of this Prospectus, they will not offer, sell or otherwise dispose of any shares of their Common Stock or options to acquire shares of Common Stock without the prior written consent of Montgomery Securities, or the Representatives acting jointly, subject to certain limited exceptions including upon the exercise of outstanding stock options or pursuant to existing employee benefit and other equity-based plans. The Company has agreed not to sell any shares of Common Stock for a period of 90 days from the date of this Prospectus without the prior written consent of Montgomery Securities, or the Representatives acting jointly, except that the Company may, without consent, issue shares of Common Stock upon exercise of outstanding stock options or pursuant to existing employee benefit and other equity-based plans.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Warner Norcross & Judd LLP, Grand Rapids, Michigan and for the Underwriters by Locke Purnell Rain Harrell (A Professional Corporation), Dallas, Texas.

     As of October 25, 1995, partners in and attorneys employed by or associated with Warner Norcross & Judd LLP and their associates were beneficial owners of a total of 3,601 shares of Common Stock having an aggregate market value of $105,779 as of that date. Shares reported as beneficially owned include all shares as to which such persons have direct or indirect, sole or shared, power to direct voting or disposition, including personal shares as well as shares held in fiduciary capacities. In addition, Blake W. Krueger, a partner of Warner Norcross & Judd LLP, is an executive officer of the Company serving as General Counsel and Secretary.

                                    EXPERTS

     The Consolidated Financial Statements of Wolverine World Wide, Inc. at December 31, 1994 and January 1, 1994, and for each of the three fiscal years ended December 31, 1994, January 1, 1994, and January 2, 1993, appearing in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated in this Prospectus by reference. Such consolidated financial statements are incorporated in this Prospectus by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                            GLOBAL OPERATIONS GROUP

                               [ARTWORK -- GLOBE]

                              GLOBAL MANUFACTURING
                                [ARTWORK -- MAP]

                    [PHOTOGRAPHS OF PRODUCT ADVERTISEMENTS]

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     No dealer, salesperson or any other person has been authorized to give any information or make any representations other than those contained in this Prospectus in connection with this offering and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the information set forth herein or in the affairs of the Company since the date hereof or that the information contained herein is correct as of any date after the date hereof.

                          ----------------------------

                               TABLE OF CONTENTS

                          ----------------------------

                                        Page
                                        ----
Available Information.................     3
Incorporation of Certain Information
  by Reference........................     3
Prospectus Summary....................     4
Risk Factors..........................     6
Use of Proceeds.......................     7
Price Range of Common Stock and
  Dividends...........................     8
Capitalization........................     9
Selected Consolidated Financial
  Data................................    10
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    11
Business..............................    17
Management............................    24
Underwriting..........................    26
Legal Matters.........................    27
Experts...............................    27

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                                1,550,000 SHARES
                                [WOLVERINE LOGO]
                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS

                            ------------------------

                             MONTGOMERY SECURITIES

                       GERARD KLAUER MATTISON & CO., LLC
                               November 15, 1995
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